EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		2017	2016	2015	2014	2013

	Earnings:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$274,953	$395,232	$267,849	$167,224	$93,737
Add:	Interest expense	85,199	108,420	129,234	144,239	119,947
	Depreciation expense on capitalized interest	2,107	2,023	1,929	1,849	1,800
	Amortization of deferred financing costs	3,658	3,879	4,323	4,700	3,526

	Earnings	$365,917	$509,554	$403,335	$318,012	$219,010

	Fixed charges:
	Interest expense	$85,199	$108,420	$129,234	$144,239	$119,947
	Amortization of deferred financing charges	3,658	3,879	4,323	4,700	3,526
	Capitalized interest	20,994	24,138	16,677	13,196	9,618

	Fixed charges	109,851	136,437	150,234	162,135	133,091

	Preferred unit distributions	472	472	472	472	2,119

	Combined fixed charges	$110,323	$136,909	$150,706	$162,607	$135,210

	Ratio of earnings to fixed charges	3.33	3.73	2.68	1.96	1.65

	Ratio of earnings to combined fixed charges	3.32	3.72	2.68	1.96	1.62